Filing Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Emergent BioSolutions Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054

Additional Information and Where to Find It
This communication is being made in connection with the merger among Emergent BioSolutions Inc. (“Emergent”), Trubion Pharmaceuticals, Inc. (“Trubion”) and certain of Emergent’s direct and indirect wholly-owned subsidiaries (the “Merger”). Emergent has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which contains a prospectus relating to the securities Emergent intends to issue in the proposed Merger. Trubion has filed a definitive proxy statement in connection with the proposed Merger and mailed the definitive proxy statement and other relevant documents to Trubion’s stockholders. Stockholders of Emergent and Trubion and other interested persons are advised to read the registration statement and definitive proxy statement, and amendments thereto because these documents contain important information about Trubion, Emergent and the proposed Merger. The definitive proxy statement was mailed on or about September 27, 2010 to Trubion stockholders of record on September 21, 2010. Stockholders may obtain a copy of the documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, or Trubion Pharmaceuticals, Inc., Attention: Investor Relations, 2401 4th Avenue, Suite 1050, Seattle, Washington, 98121.

Participants in Solicitation
Emergent, Trubion and their respective directors and officers may be deemed participants in the solicitation of proxies from Trubion’s stockholders. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is available in Trubion’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is also contained in Trubion’s definitive proxy statement in connection with the Merger which is available at the SEC’s website. Emergent’s and Trubion’s stockholders may obtain additional information about the interests of Trubion’s directors and officers in the Merger by reading Trubion’s definitive proxy statement.

The following communication was distributed to employees of Trubion.

October 21, 2010

«Employee_Name»
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, WA  98121

Dear «First_Name»:

As we approach the anticipated closing of Emergent BioSolutions’ (“Emergent”) acquisition of Trubion Pharmaceuticals, I want to communicate some important details regarding your future employment with Emergent following the acquisition.  We are excited by the possibility of your joining our company and want to provide additional information on the transition to Emergent.

Effective as of the close date, your job title at Emergent will change from «Job_Title» to «New_Title_if_changing».  You will report to «Reports_To».  Your base salary as of the close date will remain unchanged.  Your 2011 bonus target will increase from «Trubion_bonus» to «Emergent_Bonus» of base salary.  As of the close date your total target cash compensation will be:

Base salary on close date:                                                                      «Annualized_Salary»

«Emergent_Bonus» Bonus target:                                                        «Bonus_»

Total target cash compensation:                                                           «Total_Cash_Compensation»

In addition to your cash compensation, you will be eligible to participate in Emergent’s Amended and Restated 2006 Stock Incentive Plan.  In March 2011, Emergent’s next annual equity grant cycle, we will recommend that you’re granted an equity grant with half of the value in the form of stock options and half of the value in the form of restricted stock units.

You also will be eligible for a «Retention_» retention bonus in the amount of «Retention_1» payable on October 28, 2011 assuming your performance is rated satisfactory or above for the period from October 28, 2010 through October 28, 2011 and you continue your employment with Emergent through this time.

Emergent offers a wide range of benefits as described below.  Generally, you will be eligible to participate in these programs on the close date, except where an alternate transition plan from your current program to Emergent’s is stated.

▪	Health/Prescription, Dental and Vision Insurance Plans, which are described on Emergent’s benefits website.

▪
Employee Assistance Program (EAP) is available to you and your family members.  The EAP provides professional and confidential assistance in identifying problems and concerns, and developing a plan to deal with them.  The services provided through this employee benefit are at no cost to you.

▪
Eleven Paid Holidays per year:  New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving, Day after Thanksgiving, Christmas Eve, Christmas Day, New Year’s Eve and two (2) additional Diversity Days to be granted.

▪	Paid Time Off (PTO) The PTO bank is to be used for all vacation, sick days, and personal time off in excess of the paid Holidays listed above.

▪
Life Insurance, equal to X times your annual salary up to a maximum of $X.  Spousal coverage of $2,000 and child coverage of $1,000 per child is provided as well.  Additional life insurance in increments of $25,000, $50,000, $75,000 and $100,000 up to $500,000 are available at preferred, pre-tax rates, should you wish to participate.  Additional spousal and child coverage is also available at competitive group rates, and can be deducted from your bi-weekly paycheck.

▪	Short-Term and Long-Term Weekly Indemnity (disability), equal to approximately 66 2/3% and 60% of salary respectively.

▪
A 401(k) Plan which allows you to direct pre-tax income into an investment vehicle of your choice.  The IRS contribution limit for regular pre-tax contributions is $16,500 for 2010.  Emergent may contribute up to a maximum of 3% of your total compensation when you contribute a minimum of 6% of your annual compensation.

▪
Health Care and Dependent Care Flexible Spending Accounts give you the flexibility to reduce your taxable cash compensation in order to obtain nontaxable medical expense reimbursement benefits and dependent care benefits.

▪	A Tuition Reimbursement program provides financial assistance to full-time employees who are taking college courses in pursuit of a college degree.

▪	Parking/Public Transportation Subsidy: Emergent will retain your current program.

Some changes that will occur in conjunction with this transition include the following:

▪
Benefits:  Your existing Trubion medical, dental, vision benefits and employee premium rates will remain in effect through January 31, 2011.  Open enrollment for Emergent’s benefits program will occur in December 2010 and will become effective on February 1, 2011.  You will have a choice between two Preferred Provider Organization (PPO) plans provided by CareFirst BlueCross BlueShield.  The 2011 employee bi-weekly medical and dental/vision premiums are:

Plan	Single		Two Person		Family
Value Advantage	$	X	$	X	$	X
Premier Plus	$	X	$	X	$	X
Dental/Vision	$	X	$	X	$	X

Your existing Trubion Medical and Dependent Care Flexible Benefit Plans will remain in effect through July 31, 2011.

▪
Payroll Timing:  Emergent pays its employees every two weeks instead of twice per month, resulting in 26 paychecks per year instead of 24.  You will receive your first paycheck by direct deposit using Emergent’s pay cycle on November 12, 2010.  You will note the following changes on that paycheck:

▪	The gross payment amount will change from «Gross_Payment_From» to «Gross_Payment_To» to reflect the change to a 26-pay-per-year schedule. All applicable payroll taxes will be adjusted accordingly.

▪	Deduction amounts for medical, dental, vision and voluntary programs will change to be based on 26 pay periods rather than 24.

▪	Sick and vacation accruals will change to be based on 26 pay periods rather than 24.

▪
401(k) Enrollment:  As part of this transaction Trubion’s 401(k) plan will be terminated as of October 27, 2010.  You will be eligible to enroll in Emergent’s 401K plan as of November 1 (with deductions taken from the paycheck you receive on November 12).  Enrollment in Emergent’s 401K plan will be done online and you will receive instructions at a later date.  Because of the termination of Trubion’s 401(k), your October 29 paycheck will include deferrals on compensation earned through October 27.

▪
Paid Time Off (PTO):  Emergent provides employees with an allotment of PTO days to be used for vacation and sick leave.  As of January 1, 2011, you will accrue PTO under Emergent’s PTO system.  Based on your service and our current policy, you will be granted «PTO_Hours» hours of PTO on January 1, 2011.  This PTO will accrue over the 26 pay periods in 2011.  Therefore, if you terminate employment, you will receive payment for unused, accrued PTO, rather than the entire grant.  Our PTO policy is currently being reviewed and our current grant levels may change.

▪
Any unused vacation time up to 80 hours from the Trubion plan will be carried into 2011.  This leave will be added to the Emergent PTO grant discussed above.  At the end of 2011, you will become subject to Emergent’s PTO carryover policy which allows the transfer of up to 80 hours to the Catastrophic Bank (CAT bank).  Once the CAT bank is filled with 80 hours, you will be compensated for up to 80 unused PTO hours.  Any other unused accrued PTO hours will be forfeited.

▪	Sabbatical Leave: Emergent does not offer sabbatical leave and this program will be cancelled.

▪
Performance Management Process:  Your 2010 performance management, bonus and merit increase will follow Trubion’s normal year-end process.  These amounts will be determined and communicated in December.  Bonus payments and any merit increases will be reflected in the first or second pay period of 2011. Merit increases will be retroactive to January 1.  Emergent’s performance management process will be used for the 2011 performance year.

▪	Drug Screening: Drug screening will be held on site in November.

▪	Background Check: Emergent will be conducting a limited background check to confirm social security number, criminal background and Fraud and Abuse Control Information System (FACIS).

▪
Compliance Training:  Emergent is strongly committed to the highest standards of ethical conduct and corporate governance.  These standards are consistent with our corporate culture and adherence to them is critical to earning and maintaining the trust of our customers, employees and shareholders.  In support of our commitment to these standards of ethical conduct, Emergent has a comprehensive, corporate-wide, web-based Compliance Training program designed to educate all employees about their compliance responsibilities.  The training program will be delivered through Corpedia, Inc.’s e-Learning courses.

You will be sent an e-mail asking you to complete these training courses.  The Code of Conduct course must be completed no later than November 5, 2010.

Representatives from Emergent’s HR department will be at Trubion following the closing and will be available to answer any specific questions.  If you need additional information or clarification, please contact ______.

Sincerely,

W. James Jackson
Senior Vice President and Chief Scientific Officer